SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Taleo Corporation

(Exact name of registrant as specified in its charter)

Delaware	52-2190418

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

575 Market Street, Eighth Floor, San Francisco, CA 94105

(Address, including zip code, of principal executive offices)

(415) 538-9068

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $0.00001 par value per share

ITEM 1. BUSINESS.

     The information required by this item is contained under the sections “Summary,” “Risk Factors,” “Business” and “Where You Can Find Additional Information” of the registration statement on Form S-1 (File No. 333-114093), as amended (the “Registration Statement”), filed as an exhibit hereto. Those sections are incorporated herein by reference.

ITEM 2. FINANCIAL INFORMATION.

     The information required by this item is contained under the sections “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement. Those sections are incorporated herein by reference.

ITEM 3. PROPERTIES.

     The information required by this item is contained under the section “Business – Facilities” of the Registration Statement. That section is incorporated herein by reference.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of our Class A common stock as of June 30, 2005, for the following persons:

•	Each person who we know beneficially owns more than 5% of our Class A common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

     We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock that they beneficially own, subject to applicable community property laws.

     Applicable beneficial ownership is based on 16,468,330 shares of Class A common stock, assuming the exchange of all of the outstanding exchangeable shares of 9090-5415 Quebec Inc. into our Class A common stock and the corresponding one for one redemption of our Class B common stock and the conversion of all outstanding shares of our preferred stock into shares of our Class A common stock. The number of shares beneficially owned and the percentage of ownership of each person or entity includes shares of Class A common stock subject to options, warrants or other convertible securities held by that person or entity that are exercisable within 60 days of June 30, 2005. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A Common Stock
Name of Beneficial Owner (1)	Shares	%
5% Stockholders:
Bain Capital Funds (2)	3,362,306	20.4%
General Catalyst Group LLC (3)	1,698,135	10.3%
Martin Ouellet (4)	1,093,524	6.6%
Seneca Investments LLC (5)	2,399,978	14.2%
Telesystem Ltd. (6)	3,420,886	20.8%

Named Executive Officers and Directors:
Michael Gregoire	—	—
Louis Tetu (7)	1,202,630	7.1%
Guy Gauvin (8)	184,531	1.1%
Tom Lavey (9)	61,806	*
Jean Lavigueur (10)	389,840	2.3%
Mark A. Bertelsen	5,000	*
Howard Gwin	—	—
Eric Herr (11)	8,611	*
James Maikranz (12)	8,611	*
Jeffrey Schwartz (2)	3,362,306	20.4%
Michael Tierney (5)	2,399,978	14.2%

All directors and executive officers as a group (12 persons)(13)	7,171,667	40.6%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner listed below is c/o Taleo Corporation, 575 Market Street, Eighth Floor, San Francisco, California 94105.

(2)	Shares beneficially owned by the Bain Capital Funds represent (i) 2,889,648 shares held of record by Bain Capital Venture Fund 2001, L.P. (“Bain Venture Fund”), whose sole general partner is Bain Capital Venture Partners, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”), (ii) 399,921 shares held of record by BCIP Associates II (“BCIP II”), whose sole managing partner is Bain Capital Investors, LLC (“BCI”) and (iii) 72,737 shares held of record by BCIP Associates II-B (“BCIP II-B,” and together with BCIP II, the “BCIP Entities”), whose sole managing partner is BCI. BCI has granted BCVI a power of attorney with respect to the shares held by the BCIP Entities. Michael A. Krupka is the sole managing member and a Managing Director of BCVI, a limited partner of BCVP, a member of BCI, and a partner of BCIP II. BCVP, BCVI and Mr. Krupka, by virtue of these relationships with respect to the Bain Venture Fund, may each be deemed to beneficially own the shares held by the Bain Venture Fund, and BCI, BCVI and Mr. Krupka, by virtue of these relationship with respect to the BCIP Entities, may each be deemed to beneficially own the shares held by the BCIP Entities. BCVP, BCVI, Mr. Krupka and BCI each disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. Mr. Schwartz is a limited partner of BCVP, a member of BCI, a member and a Managing Director of BCVI and a partner of BCIP II and also serves as a member of our board of directors. Accordingly, he may be deemed to beneficially own the shares held by the Bain

Venture Fund and the BCIP Entities. Mr. Schwartz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 111 Huntington Avenue, Boston, MA 02199.

(3)	General Catalyst Partners, LLC is the managing member of General Catalyst Group, LLC. Joel Cutler and David Fialkow are members of the Board of Managers of General Catalyst Group, LLC and, as such, may be deemed to share voting and dispositive power over the shares beneficially owned by General Catalyst Group, LLC. Messrs. Cutler and Fialkow disclaim beneficial ownership of any such shares. The address for this entity is 20 University Road, Suite 450, Cambridge, MA 02138.

(4)	Includes options held by Mr. Ouellet to purchase 131,406 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005. In addition, 962,118 of these shares represent our exchangeable shares.

(5)	Shares beneficially owned by Seneca Investments LLC represent (i) 1,918,056 shares held of record by E-Services Investments Private Sub LLC (“E-Services”) and (ii) 481,922 shares of Class A common stock that are issuable upon exercise of a warrant held by E-Services that is exercisable within sixty (60) days of June 30, 2005. E-Services is a wholly owned subsidiary of Seneca Investments LLC. Seneca Investments LLC holds voting and dispositive power for the shares held by E-Services. Mr. Tierney is the chief executive officer of Seneca Investments LLC and serves as a member of our board of directors. In addition, Mr. Tierney is the majority owner of PGNT Management LLC, the majority owner of Seneca Investments LLC. Accordingly, he may be deemed to have voting and dispositive power and beneficially own the shares held of record by E-Services. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 1 Rockefeller Plaza, Suite 1502, New York, NY 10020.

(6)	Shares beneficially owned by Telesystem Ltd. represent 1,358,508 shares held of record by Telesystem Special Fund I, L.P. and 2,062,378 shares held of record by Telesystem Software Ventures Limited Partnership. Of these, 1,058,400 shares represent our exchangeable shares. Telesystem Special Fund I, L.P. is a direct subsidiary of Telesystem Ltd. Telesystem Software Ventures Limited Partnership is an indirect subsidiary of Telesystem Ltd. Telesystem Ltd. holds voting and dispositive power for the shares held by Telesystem Special Fund I, L.P. and Telesystem Software Ventures Limited Partnership, and Charles Sirois, the Chairman and President of Telesystem Ltd., may be deemed to have voting and dispositive power for the shares held directly or indirectly by Telesystem Ltd. Mr. Sirois disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 1250 René-Lévesque Blvd. West, 38th Floor, Montreal, QC, Canada H3B 4W8.

(7)	Shares beneficially owned by Mr. Tetu include (i) 146,906 shares held of record by Louise Couture, Mr. Tetu’s wife, (ii) 458,169 shares held of record by 9020-8828 Quebec Inc. and (iii) options held by Mr. Tetu to purchase 499,653 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005. Of these, 702,977 shares represent our exchangeable shares. Mr. Tetu is the sole shareholder of 9020-8828 Quebec Inc.

(8)	Includes options held by Mr. Gauvin to purchase 184,531 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(9)	Includes options held by Mr. Lavey to purchase 61,806 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(10)	Shares beneficially owned by Mr. Lavigueur represent 147,025 shares held of record by Christine Johnson, Mr. Lavigueur’s wife, and options held by Mr. Lavigueur to purchase 242,815 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005. Of these, 147,025 shares represent our exchangeable shares.

(11)	Includes options held by Mr. Herr to purchase 8,611 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(12)	Includes options held by Mr. Maikranz to purchase 8,611 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(13)	Shares beneficially owned by all executive officers and directors as a group include (i) options to purchase 701,406 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005 and (ii) 481,922 shares issuable upon exercise of a warrant that is exercisable within sixty (60) days of June 30, 2005.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     The information required by this item is contained under the section “Management” of the Registration Statement. That section is incorporated herein by reference.

ITEM 6. EXECUTIVE COMPENSATION.

     The information required by this item is contained under the section “Management” of the Registration Statement. That section is incorporated herein by reference.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required by this item is contained under the section “Certain Relationships and Related Party Transactions” of the Registration Statement. That section is incorporated herein by reference.

ITEM 8. LEGAL PROCEEDINGS.

     The information required by this item is contained under the section “Business – Legal Proceedings” of the Registration Statement. That section is incorporated herein by reference.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The information required by this item is contained under the section “Dividend Policy” of the Registration Statement and under the section “Item 11 – Description of Registrant’s Securities to be Registered” herein. Each section is incorporated herein by reference.

Equity Compensation Plan Information

     The following table provides information as of December 31, 2004 with respect to the shares of our Class A common stock and Series D preferred stock that may be issued under our existing equity compensation plans. Each share of Series D preferred stock converts into one-sixth of a share of Class A common stock.

(c)
Number of
securities
remaining
		(a)			available for
		Number of		(b)	future issuance
		securities to be		Weighted-	under equity
		issued upon		average exercise	compensation
		exercise of		price of	plans (excluding
		outstanding		outstanding	securities
	Class of	options, warrants		options, warrants	reflected in
Plan category	Stock	and rights		and rights	column (a))
Equity compensation plans approved by security holders	Common Stock	3,024,940		$5.95	1,146,328	(1)
Equity compensation plans approved by security holders	Preferred Stock	183,407	(2)	$0.78	0
Total		3,208,347		$5.65	1,146,328

(1)	Includes an aggregate of 1,000,000 shares available for issuance under our 2004 Stock Plan and 2004 Employee Stock Purchase Plan.

(2)	On an as-converted to common stock basis.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     The information required by this item is contained under the section “Item 15 – Recent Sales of Unregistered Securities” of the Registration Statement. That section is incorporated herein by reference.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

     The following is a summary of the rights of our Class A and Class B common stock and preferred stock and related provisions of our certificate of incorporation and bylaws.

     Our authorized capital stock consists of 353,763,458 shares, each with a par value of $0.00001 per share, of which:

•	250,000,000 shares are designated Class A common stock;

•	24,229,762 shares are designated Class B common stock; and

•	79,533,696 shares are designated preferred stock.

Class A and Class B Common Stock

     As of June 30, 2005, there were 95,636 shares of Class A common stock outstanding that were held of record by 43 stockholders, and 4,038,287 shares of Class B common stock outstanding that were held of record by 18 stockholders.

     Other than the voting rights and our redemption right described in this section, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock, including but not limited to any rights as to dividends, payment upon our liquidation, dissolution or winding up or any other economic benefits. However, each holder of Class B common stock also owns an equivalent number of exchangeable shares, which cumulatively replicates the rights of a holder of our Class A common stock.

     Voting Rights

     Holders of our Class A and Class B common stock are entitled to one vote per share. Holders of our Class B common stock have voting rights and powers equal to the voting rights and powers of the Class A common stock, and vote together as a single class with holders of our Class A common stock and preferred stock on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. Holders of Class B common stock have no separate class or series vote on any matter except as expressly required by law.

     Redemption Rights

     The Class A common stock is not redeemable. One share of our Class B common stock is redeemable by us for $0.00001 per share in connection with the issuance of one share of Class A common stock in exchange for Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec Inc. See “Exchangeable Shares.”

     Dividends

     Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock shall be entitled to share equally with the Series A preferred stock in any dividends that our board of directors may determine to issue from time to time.

     Liquidation Rights

     In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate, dissolve or wind-up, the holders of Class A common stock shall be entitled to share with the Series A preferred stock as set forth below all assets remaining after the payment of any preferential liquidation preferences.

Preferred Stock

     As of June 30, 2005, there were no shares of Series A preferred stock outstanding, 7,132,441 shares of Series B preferred stock outstanding, 52,112,931 shares of Series C preferred stock outstanding, and 10,624,723 shares of Series D preferred stock outstanding that were held of record by 47 stockholders, and which are convertible into an aggregate of 12,334,407 shares of Class A common stock.

     Voting Rights

     The holder of each share of our preferred stock is entitled to notice of any stockholder’s meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of our Class A and Class B common stock, with respect to any matters upon which the holders of our Class A common stock have the right to vote. Holders of preferred stock are entitled to one vote for each share of Class A common stock into which such share of preferred stock could be converted. The holders of Series A preferred stock have no separate class or series vote on any matter except as expressly required by law.

     Redemption Rights

     Our Series C preferred stock is redeemable by us in three annual installments upon the written request of the holders of a majority of the outstanding shares of Series C preferred stock delivered to us between 10 and 90 days prior to October 25, 2008, in exchange for an amount of cash equal to $0.4907 per share (as adjusted for stock dividends, combinations or splits) plus all accrued but unpaid dividends. Holders of a majority of the Series C preferred stock may elect to waive or defer one or more redemption payments with respect to all holders of Series C preferred stock.

     Dividends

     Holders of Series C preferred stock and Series D preferred stock are entitled to receive dividends prior and in preference to any dividends on our common stock, Series A preferred stock and Series B preferred stock, whether or not declared by our board of directors, at the rate of $0.039256 per share per year (as adjusted for any stock dividends, combinations or splits). The right to such dividends is cumulative. Such dividends may be payable in cash or stock except that the holders of Series C preferred stock may only elect to have their dividends paid in stock while our line of credit with Goldman Sachs Specialty Lending Group is outstanding. Holders of Series B preferred stock are entitled to receive dividends prior and in preference to any dividends on our common stock and Series A preferred stock, when and if declared by our board of directors, at the rate of $0.0973 per share per year (as adjusted for any stock dividends, combinations or splits). Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Series A preferred stock shall be entitled to share equally with the Class A common stock in any dividends that our board of directors may determine to issue from time to time.

     Liquidation Rights

     In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate, dissolve or wind-up, the holders of our Series C preferred stock and Series D preferred stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the common stock, Series A preferred stock or Series B preferred stock, an amount equal to the greater of (a) the amount that would be payable to each holder of Series C preferred stock in respect of the common stock if all outstanding shares of Series C preferred stock were converted into common stock immediately prior to such event or (b) the sum of $0.4907 per share (as adjusted for any subdivisions, combinations or stock dividends) and any accrued but unpaid dividends. In the event the assets and funds available for distribution to the holders of our Series C preferred stock and Series D preferred stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our Series C preferred stock and Series D preferred stock.

     Subject to the preferences of the Series C preferred stock and Series D preferred stock, the holders of our Series B preferred stock shall be entitled to receive, prior to any distribution to the holders of the common stock and Series A preferred stock, an amount equal to $1.40 per share plus all declared but unpaid dividends. In the event the assets and funds available for distribution to the holders of our Series B preferred stock shall be insufficient to permit the payment of full preferential amounts, then the assets shall be distributed ratably among the holders of our Series B preferred stock.

     Subject to the preferences of the Series B preferred stock, Series C preferred stock and Series D preferred stock, the holders of our Series A preferred stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the Class A common stock, an aggregate amount based on the amount to be distributed pro rata based on the number of shares of Class A common stock held by each holder (assuming conversion of all Series A preferred stock) and thereafter, the holders of the Series A preferred stock shall receive, equally with the holders of Class A common stock, the balance of the amount to be distributed. If the total value of the distribution exceeds CAD $20,000,000, the holders of Series A preferred stock shall receive, equally with the holders of Class A common stock, the full amount of the distribution pro rata based on the number of shares of Class A common stock held by each holder (assuming conversion of all Series A preferred stock).

     Voluntary Conversion

     At the option of the holder, each share of our preferred stock is convertible into shares of our Class A common stock at the then effective and applicable conversion rate. Each share of our preferred stock currently is convertible into one share of our Class A common stock.

     Automatic Conversion

     Each share of our preferred stock automatically converts into shares of our Class A common stock at the then effective and applicable conversion rate immediately upon the effectiveness of a firm commitment underwritten public offering covering the offer and sale of common stock to the public, in which the aggregate net proceeds equal or exceed $25,000,000 and the price per share is equal to or greater than $1.4721 (as adjusted for any subdivisions, combinations or stock dividends). Each share of a series of preferred stock is also automatically convertible into shares of Class A common stock at the then effective and applicable conversion rate upon the affirmative vote of the holders of at least a majority of the outstanding shares of such series of preferred stock.

     Antidilution Protection

     In the event we issue certain additional securities without consideration or for consideration per share less than the applicable conversion price of any series of our preferred stock, then the conversion rate of any such series of preferred stock shall be reduced concurrently with such issuance.

     Protective Provisions

     Our certificate of incorporation contains provisions that limit our ability to take certain actions without the approval of holders of at least two-thirds of the outstanding shares of Series A preferred stock and Series B preferred stock or a majority of Series C preferred stock. These actions include, among other things: (i) adversely altering or changing the preferences, rights, privileges of the preferred stock, or increasing or decreasing the number of authorized shares of Class A common stock, Class B common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock, and (ii) authorizing shares of any class or series of stock having any preference or priority as to voting, dividends or liquidation rights which are superior to any preferences of the Series A preferred stock, Series B preferred stock and Series C preferred stock.

Exchangeable Shares

     In November 1999, we entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, we were issued 1,000 Class A common shares of 9090-5415 Quebec. The remaining shares of 9090-5415 Quebec are non-voting exchangeable shares, entitling the holder to exchange each exchangeable share for a share of our Class A common stock on a one-for-six basis. There are 17,879,362 Class A preferred exchangeable shares and 6,350,400 Class B preferred exchangeable shares outstanding as of June 30, 2004. We refer to these Class A preferred exchangeable shares and Class B preferred exchangeable shares together as the exchangeable shares.

     In the event we declare a dividend on our shares, 9090-5415 Quebec is obligated to provide the holders of exchangeable shares with cash, exchangeable shares, or other property which would mirror the distribution they would have received had they exchanged their exchangeable shares into our stock. In addition, if our holders experience a liquidation event, 9090-5415 Quebec is obligated to pay an equivalent liquidation preference to its shareholders. We have entered into a covenant agreement with 9090-5415 Quebec which obligates us to fund both the dividend and liquidation payments that 9090-5415 provides to its holders.

     These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected to exchange their exchangeable shares for shares of our Class A common stock but could otherwise maintain their economic rights. In order to give the holders of these exchangeable shares the ability to vote on matters which may be voted on by our stockholders during the period prior to when they exchange their exchangeable shares for shares of our Class A common stock, we have issued to the holders of exchangeable shares one share of our Class B common stock for each six exchangeable shares held by them, which shares of Class B common stock are redeemable, one-for-one, for nominal value by us upon and simultaneously with the exchange of the exchangeable shares. 4,038,287 shares of our Class B common stock were outstanding as of June 30, 2005. Other than the rights described in this section, the holders of exchangeable shares have no further powers, preferences or rights with respect to our capital stock.

Warrants

     As of June 30, 2005, the following warrants to purchase Class A common stock were outstanding:

•	Beauchesne, Ostiguy & Simard Inc. holds a warrant to purchase 2,583 shares at an exercise price of $3.00 per share, which is fully exercisable at any time through the earlier of (i) November 20, 2006, (ii) the closing of an initial public offering of our Class A common stock, or (iii) a change of control of us;

•	E-Services Investments Private Sub LLC holds a warrant to purchase 481,922 shares at an exercise price of $3.6312 per share, which is fully exercisable at any time through January 25, 2007; and

•	Heidrick & Struggles holds a warrant to purchase 41,667 shares at an exercise price of $13.50 per share, which is fully exercisable at any time through the earlier of (i) March 14, 2010, or (ii) a change of control of us.

     As of June 30, 2005, the following warrants to purchase Series D preferred stock were also outstanding:

•	Comdisco, Inc. and Comdisco Ventures, Inc. hold a series of warrants to purchase 587,976 shares at an exercise price of $1.23 per share, which are fully exercisable at any time through the earlier of (i) seven to ten years from the original date of issuance, or (ii) a three to five-year period from the effective date of our initial public offering and which are convertible into 97,995 shares of our Class A common stock (at an implied exercise price of $7.38 per share); and

•	Comerica Incorporated holds a warrant to purchase 92,496 shares at an exercise price of $1.23 per share, which is fully exercisable at any time through the later of (i) seven years from its original date of issuance, or (ii) three years from the effective date of our initial public offering and which is convertible into 15,416 shares of our Class A common stock (at an implied exercise price of $7.38 per share).

Registration Rights

     The holders of an aggregate of 11,622,038 shares of our Class A common stock or shares exchangeable into our Class A common stock will be entitled to the following rights with respect to registration of such shares under the Securities Act of 1933. These shares are referred to as registrable securities.

     Demand Registration Rights. If holders of at least 30% of the Class A common stock issued upon conversion of the Series C preferred stock or Series B preferred stock request that an amount of securities having an aggregate offering price of at least $5,000,000 be registered, we may be required to register their shares. We are only obligated to affect two registrations in response to these demand registration rights for the holders of Class A common stock issued upon conversion of our Series C preferred stock and one registration for the holders of Class A common stock issued upon conversion of our Series B preferred stock. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

     Piggyback Registration Rights. If at anytime we propose to register any of our Class A common stock under the Securities Act of 1933, the holders of registrable securities will be entitled to notice of the registration and will be entitled to include their shares of our Class A common stock in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons. The holders of an additional 10,624,723 shares convertible into 1,770,769 shares of our Class A common stock are entitled to these piggyback registration rights.

     S-3 Registration Rights. The holders of registrable securities may require us, on not more than two occasions in any 365-day period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our Class A common stock when registration of our shares under this form becomes possible. Depending on certain conditions, however, we may defer such registration for up to 90 days.

     Registration of shares of Class A common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act of 1933 would result in the holders being able to trade these shares without restriction under the Securities Act of 1933 when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration.

     The registration rights terminate upon the earlier of (1) five years after completion of an initial public offering, or (2) with respect to the registration rights of an individual holder, when the holder holds less than one percent of our outstanding stock and when the holder can sell all of the holder’s shares in any three-month period under Rule 144 under the Securities Act of 1933 or another similar exception.

     Also, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to an aggregate of five percent of securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not currently informed us whether they intend to exercise this right in connection with the contemplated intial public offering of our Class A common stock. If such entities do exercise this right in connection with the offering, we will register the issuance of the shares of Class A common stock purchased by them.

Anti-takeover Effects of Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of us. They may also have the effect of preventing changes in our management. We believe that the benefits of the increased protection of our negotiating abilities with the proponents of unfriendly or unsolicited proposals to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Listing

     We are not listed on any stock market or exchange.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The information required by this item is contained under the section “Item 14 – Indemnification of Directors and Officers” of the Registration Statement. That section is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The information required by this item is contained under the sections “Summary,” “Selected Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Financial Statements” (including the statements referenced therein) of the Registration Statement. Those sections are incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements. The following financial statements are included in the Registration Statement and filed as part of this registration statement (page references are to pages of the Registration Statement):

Page

Taleo Corporation Audited Consolidated Financial Statements as of December 31, 2003 and 2004 and for each of the Three Years in the Period Ended December 31, 2004
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Stockholders’ Deficit	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Taleo Corporation Unaudited Consolidated Condensed Financial Statements as of June 30, 2005 and for each of the Six-Month Periods Ended June 30, 2004 and 2005
Balance Sheet	F-35
Statements of Operations	F-36
Statements of Cash Flows	F-37
Notes to Consolidated Condensed Financial Statements	F-38
White Amber, Inc. Audited Financial Statements as of December 31, 2001 and 2002 and for each of the Two Years in the Period Ended December 31, 2002
Independent Auditors’ Report	F-50
Balance Sheets	F-51
Statements of Operations	F-52
Statements of Stockholders’ Deficit	F-53
Statements of Cash Flows	F-54
Notes to Financial Statements	F-55
White Amber, Inc. Unaudited Condensed Financial Statements for the Nine-Month Period Ended September 30, 2003
Balance Sheets	F-67
Statements of Operations	F-68
Statements of Cash Flows	F-69
Notes to Unaudited Condensed Financial Statements	F-70

     (b) Exhibits.

Exhibit
Number	Description
2.1**	Agreement and Plan of Merger dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.

2.2‡	Agreement and Plan of Merger dated March 10, 2005, between the registrant, Butterfly Acquisition Corporation and Recruitforce.com, Inc.

3.1‡	Certificate of Incorporation of the registrant.

3.2‡	Bylaws of the registrant, as amended and restated.

4.1**	Form of registrant’s Class A common stock certificate.

4.2**	Form of registrant’s Class B common stock certificate.

4.3**	Second Amended and Restated Investor Rights Agreement dated October 21, 2003, between the registrant and the individuals and entities listed therein.

4.4‡	Covenant Agreement dated November 24, 1999, between the registrant and Viasite Inc.

10.1**	1999 Stock Plan and form of agreements thereunder.

10.2**	Viasite Inc. Stock Plan.

10.3**	2003 Series D Preferred Stock Plan and form of agreement thereunder.

10.4**	2004 Stock Plan and form of agreement thereunder.

10.5**	2004 Employee Stock Purchase Plan.

10.6**	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.

10.7‡	Employment Agreement effective March 25, 2005, between the registrant, Taleo (Canada) Inc. and Louis Tetu.

10.8**	Employment Agreement dated April 30, 1999, between Taleo (Canada) Inc. and Jean Lavigueur.

10.9**	Lease for 575 Market Street, Eighth Floor, San Francisco, California.

10.10**	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.

10.12**	e-business Hosting Agreement dated June 30, 2003, between the registrant and International Business Machines Corporation.

10.13**	Agreement dated September 1, 2002, between the registrant and Internap Network Services Corporation.

10.14**	Offer Letter dated September 12, 2003, between the registrant and Tom Lavey.

10.15**	Offer Letter dated November 17, 2004, between the registrant and Jeffrey Carr.

10.16‡	Employment Agreement dated March 14, 2005, between the registrant and Michael P. Gregoire.

10.17‡	Offer Letter dated December 16, 2004, between the registrant and Bradford Benson.

10.18‡	Offer Letter dated March 15, 2005, between the registrant and Divesh Sisodraker.

10.19‡	Credit and Guaranty Agreement dated as of April 25, 2005, between the registrant, various lenders, and Goldman Sachs Specialty Lending Group, L.P., as amended.

10.20‡	Pledge and Security Agreement dated as of April 25, 2005 between the registrant and Goldman Sachs Specialty Lending Group, L.P.

10.21**	Separation Agreement dated July 25, 2005, between the registrant and Tom Lavey.

10.22**	Separation Agreement dated August 16, 2005, between the registrant and Jean Lavigueur.

10.23**	Employment Agreement dated August 17, 2005, between Taleo (Canada) Inc. and Guy Gauvin.

10.24**	2005 Stock Plan and form of agreement thereunder.

21.1**	List of subsidiaries.

99.1**	Consent of IDC.

99.2	Amendment No. 5 to Registration Statement on Form S-1/A.

‡	Previously filed.

**	Incorporated by reference to our registration statement on Form S-1 (File No. 333-114093).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 13, 2005	TALEO CORPORATION
	By:	/s/ Divesh Sisodraker
Divesh Sisodraker
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
2.1**	Agreement and Plan of Merger dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.

2.2‡	Agreement and Plan of Merger dated March 10, 2005, between the registrant, Butterfly Acquisition Corporation and Recruitforce.com, Inc.

3.1‡	Certificate of Incorporation of the registrant.

3.2‡	Bylaws of the registrant, as amended and restated.

4.1**	Form of registrant’s Class A common stock certificate.

4.2**	Form of registrant’s Class B common stock certificate.

4.3**	Second Amended and Restated Investor Rights Agreement dated October 21, 2003, between the registrant and the individuals and entities listed therein.

4.4‡	Covenant Agreement dated November 24, 1999, between the registrant and Viasite Inc.

10.1**	1999 Stock Plan and form of agreements thereunder.

10.2**	Viasite Inc. Stock Plan.

10.3**	2003 Series D Preferred Stock Plan and form of agreement thereunder.

10.4**	2004 Stock Plan and form of agreement thereunder.

10.5**	2004 Employee Stock Purchase Plan.

10.6**	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.

10.7‡	Employment Agreement effective March 25, 2005, between the registrant, Taleo (Canada) Inc. and Louis Tetu.

10.8**	Employment Agreement dated April 30, 1999, between Taleo (Canada) Inc. and Jean Lavigueur.

10.9**	Lease for 575 Market Street, Eighth Floor, San Francisco, California.

10.10**	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.

10.12**	e-business Hosting Agreement dated June 30, 2003, between the registrant and International Business Machines Corporation.

10.13**	Agreement dated September 1, 2002, between the registrant and Internap Network Services Corporation.

10.14**	Offer Letter dated September 12, 2003, between the registrant and Tom Lavey.

10.15**	Offer Letter dated November 17, 2004, between the registrant and Jeffrey Carr.

10.16‡	Employment Agreement dated March 14, 2005, between the registrant and Michael P. Gregoire.

10.17‡	Offer Letter dated December 16, 2004, between the registrant and Bradford Benson.

10.18‡	Offer Letter dated March 15, 2005, between the registrant and Divesh Sisodraker.

10.19‡	Credit and Guaranty Agreement dated as of April 25, 2005, between the registrant, various lenders, and Goldman Sachs Specialty Lending Group, L.P., as amended.

10.20‡	Pledge and Security Agreement dated as of April 25, 2005 between the registrant and Goldman Sachs Specialty Lending Group, L.P.

10.21**	Separation Agreement dated July 25, 2005, between the registrant and Tom Lavey.

10.22**	Separation Agreement dated August 16, 2005, between the registrant and Jean Lavigueur.

10.23**	Employment Agreement dated August 17, 2005, between Taleo (Canada) Inc. and Guy Gauvin.

10.24**	2005 Stock Plan and form of agreement thereunder.

21.1**	List of subsidiaries.

99.1**	Consent of IDC.

99.2	Amendment No. 5 to Registration Statement on Form S-1/A.

‡	Previously filed.

**	Incorporated by reference to our registration statement on Form S-1 (File No. 333-114093).